Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana, India.

CIN : L85195TG1984PLC004507

Tel     :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

June 17, 2020

BSE Limited

National Stock Exchange of India Limited

New York Stock Exchange Inc.

National Securities Depository Ltd.

Central Depository Services (I) Ltd.

J P Morgan Chase Bank

Sub:	Intimation of date of Annual General Meeting and Book Closure pursuant to Section 91 of the Companies Act, 2013 and Regulation 42 of the Securities & Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015.

Pursuant to Section 91 of the Companies Act, 2013 and rules made thereunder and Regulation 42 of the SEBI (Listing Obligations and Disclosure Requirements), 2015, the Register of Members and Share Transfer Books of the Company will remain closed from Wednesday, July 15, 2020 to Friday, July 17, 2020 (both days inclusive) for taking record of the members of the Company for the purpose of Annual General Meeting of the Company and for determining the shareholders who would be entitled for the payment of dividend, if declared at the forthcoming Annual General Meeting, scheduled to be held on July 30, 2020.

	Type of	Book Closure (both dates inclusive)		Record
Symbol	Security	From	To	Date	Purpose
BSE - 500124 NSE - DRREDDY	Equity	July 15, 2020	July 17, 2020	NA	a) Annual General Meeting b) Declaration of final Dividend

This is for your information and records.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

C C :	Bigshare Services Pvt. Ltd. Hyderabad / Mumbai